ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED

BOND NUMBER

Northern Lights Fund Trust

  05727107B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

October 31, 2007                      July 28, 2007 to July 28, 2008               /S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October 31, 2007, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$1,750,000
Insuring Agreement C-	ON PREMISES	$1,750,000
Insuring Agreement D-	IN TRANSIT	$1,750,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,750,000
Insuring Agreement F-	SECURITIES	$1,750,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,750,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$1,750,000
Insuring Agreement J-	COMPUTER SECURITY	$1,750,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED

BOND NUMBER

 Northern Lights Fund Trust

05727107B

EFFECTIVE DATE

BOND PERIOD

AUTHORIZED REPRESENTATIVE

 See Below                                July 28, 2007 to July 28, 2008           /S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Arrow Alternative Solutions Fund	October 30, 2008
o Sierra Core Retirement Fund	December 18, 2007
o Anchor Multi-Strategy Growth Fund	February 21, 2008
o Arrow DWA Tactical Fund	April 18, 2008
o Free Enterprise Action Fund	April 18, 2008
o PathMaster Domestic Equity Fund	April 18, 2008
o JNF Money Market Portfolio	April 18, 2008
o JNF Bond Portfolio	April 18, 2008
o Dent Strategic Portfolio	April 18, 2008
o Oxford Global Total Return Portfolio	April 18, 2008
each a series of Northern Lights Fund Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

 RN1.1-00 (1/02)

SECRETARY’S CERTIFICATE

I, James P. Ash, being duly appointed Secretary of the meeting of the Board of Trustees of the Northern Lights Funds Trust, duly certify and attest that, at a Board of Trustees meeting held on December 17, 2007, the following resolutions were adopted:

RESOLVED, that, after considering all factors the Trustees have deemed relevant and required by applicable law, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust's portfolio, the action of the Trust in joining the parties presented to this meeting in a joint Investment Company Blanket Bond issued by ICI Mutual Insurance Company (the "Blanket Bond"), covering larceny and embezzlement and certain other acts, the Trust is hereby authorized to amend the a limit of liability of the Blanket Bond to $1,750,000, an increase that complies with the gross assets requirements of Rule 17g-1 of the Investment Company Act of 1940, as amended for an aggregate one-year premium allocated to the Trust as presented to this meeting, be, and hereby is, approved; and

FURTHER RESOLVED, that taking into consideration all the relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint Investment Company Blanket Bond, the amount of the premium for the joint Investment Company Blanket Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust is less than the premium it would have to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to the Trust for the period July 28, 2007 to July 28, 2008, payable for coverage as described in the preceding vote be, and hereby is approved, and the payment of such premium by an officer of the Trust be, and hereby is, approved; and

FURTHER RESOLVED, that the Secretary of the Trust be, and hereby is, authorized to file or cause to be filed the Fidelity Bond on behalf of the Trust with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Trust be and it hereby is authorized to enter into an agreement with the other parties to the joint Investment Company Blanket Bond, providing that in every recovery received under the bond as a result of a loss sustained by the Trust and one or more of such other parties, the Trust shall receive an equitable and proportionate share of the recovery, at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act; and

FURTHER RESOLVED, that the form and amount of the Investment Company Blanket Bond, after consideration of all factors deemed relevant and required by law, be and they hereby are approved; and

FURTHER RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to do any and all acts, in the name of the Funds of the Trust and on their behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.

/s/ James P. Ash____

James P. Ash

Secretary of the Meeting

GEMINI FUND SERVICES, LLC                                                                                                                                                                                                                       450 Wireless Blvd.

                                                                                                                                                                                                                      Hauppauge, New York 11788

James Ash

Direct Telephone: (631) 470-2619

Fax: (631) 470-2702

E-mail: jamesa@geminifund.com

                                                                                                                                                                                                                                                                                            June 27, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:  Office of Filings, Information & Consumer Service

Re:

Northern Lights Fund Trust (the “Funds”)

File Nos. 333-122917; 811-21720

            Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Funds’ Investment Company Blanket Bond has been paid for the July 28, 2007 to July 28, 2008 policy year.

If you have any questions, please give me a call at 631-470-2619.

Very truly yours,

/s/ James P. Ash____